TPG SPECIALTY LENDING, INC.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

July 8, 2015

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2 (File No. 333-203450)

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TPG Specialty Lending, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2, as amended, be accelerated so that it will be declared effective by 3:00pm, Eastern Time, on July 10, 2015 or as soon thereafter as reasonably practicable (the “Effective Date”).

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Williamson

Securities and Exchange Commission

P. 2

Please contact Adam E. Fleisher of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2286 or Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2376, counsel to the Company, if you have any questions or concerns regarding this matter.

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Mr. Jay Williamson

Securities and Exchange Commission

P. 3

Very truly yours,

TPG Specialty Lending, Inc.

By:	/s/ Joshua Easterly
Name:	Joshua Easterly
Title:	Co-Chief Executive Officer

cc:	David Stiepleman

Jennifer Mello

      TPG Specialty Lending, Inc.

Adam E. Fleisher

Michael A. Gerstenzang

Helena K. Grannis

      Cleary Gottlieb Steen & Hamilton LLP